NORTHERN DYNASTY ANNOUNCES FILING OF PRELIMINARY BASE SHELF PROSPECTUS

January 15, 2019 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces that it has filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, other than Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

The base shelf prospectus and corresponding shelf registration statement, when made final or effective, will allow Northern Dynasty to offer up to US$50,000,000 of common shares, warrants, subscription receipts and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be set forth in a shelf prospectus supplement. The Company filed this base shelf prospectus to maintain financial flexibility but has no immediate intentions to undertake an offering. It remains our goal to re-partner the Pebble Project.

The Company anticipates that it will file two Prospectus Supplements in connection with its recently completed private placement of Special Warrants for total aggregate offering proceeds of approximately C$8.4 million (US$6.3 million), as announced in its press releases of December 21, 2018 and December 28, 2018. The initial Prospectus Supplement will be filed to qualify the common shares (the “Common Shares”) to be issued upon conversion of the Special Warrants on a one-for-one basis and without payment of any additional consideration. The Special Warrants will convert on the date that is six days following the filing of this initial Prospectus Supplement. The second Prospectus Supplement will be a U.S. focused Prospectus Supplement that will register the resales of the Common Shares issued to the U.S. Special Warrant investors in the United States.

The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Before purchasing the securities of the Company that may be offered by way of any prospectus supplement, you should read the base prospectus in the registration statement, together with the applicable prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the Company and the offering. This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the preliminary short form base shelf prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or may be obtained upon request from Northern Dynasty’s Investor Relations Department, Suite 1500, 1040 West Georgia St., Vancouver, British Columbia, Canada V6E 4H1 or to info@northerndynasty.com.

About Northern Dynasty

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address the qualification of the Special Warrants and, filing of the base shelf prospectus that the Company plans are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the Company’s future performance. In addition, any statements made by the Company, other than statements of historical facts, that address events or developments that the Company expects in relation to the Pebble Project are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees. For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.